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SECUR[barcode]IISSION

12012678

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMahan Securities Corporate Finance LLC dba Constans Crescent Global LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Richards Avenue, 3rd Floor
(No. and Street)

Norwalk	Connecticut	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Peters — (203) 618-3345 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David B. McMahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constans Crescent Global LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires
May 31, 2013

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTANS CRESCENT GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

CONSTANS CRESCENT GLOBAL LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Constans Crescent Global LLC

We have audited the accompanying statement of financial condition of Constans Crescent Global LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Constans Crescent Global LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 22, 2012

CONSTANS CRESCENT GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	48,041
Accounts receivable		13,598
Prepaid expenses		1,956
	$	63,595
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,682
Member's equity		61,913
	$	63,595

See accompanying notes to financial statement.

CONSTANS CRESCENT GLOBAL LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Organization and Nature of Business

Constans Crescent Global LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company intends to engage primarily in marketing private placements of related entities. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that Rule.

The sole member of the Company is also the general partner or managing partner of McMahan Securities Co. L.P., Centaur Performance Group LLC, and Cornerstone Acquisition and Management Co. LLC; all related party investment advisors.

The Company's sole member provided capital contributions to support the Company's operations for 2011.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2012. Subsequent events have been evaluated through this date.

Revenue Recognition

Revenues from servicing fees are recognized on the accrual basis as earned.

Income Taxes

The Company is a limited liability company owned by a sole member and therefore a disregarded entity for federal tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Cash

Cash is held primarily at one major financial institution, which is a member of Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Partnership may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

Servicing Fees From Related Parties

Servicing fees from related parties are earned for the Company's marketing efforts in placing private placements for entities managed by related investments advisers, are recognized when earned and are reflected in the statement of operations.

Furniture, Equipment and Leasehold Improvements

Furniture, fixtures, office equipment and leasehold improvements are carried at cost. Depreciation of furniture, fixtures, and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease. As of December 31, 2011 all Furniture, equipment and leasehold improvements were fully depreciated.

2. Related party transactions

The Company shares certain administrative and employee costs with a related entity, pursuant to an executed cost sharing agreement approved by FINRA. These costs include information technology services, facility rental, and back-office employee compensation and benefits. On a regular basis, the Company reimburses McMahan Securities Co. LP, a related party, for these costs incurred on behalf of the Company. For the year ended December 31, 2011, the Company was allocated $23,760 in such expenses and at December 31, 2011 the Company had a payable of $1,682 outstanding to this related party.

The Company has signed a marketing services agreement with Centaur Performance Group LLC and Cornerstone Acquisition and Management Co. LLC, two related entities, to provide referral services. The Company receives a monthly fee and reimbursement of expenses in connection with these services and related efforts. For the year ended December 31, 2011, the Company earned $48,484, and at December 31, 2011 had a related party receivable of $13,598.

3. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $46,000, which was approximately $41,000 in excess of its minimum net capital requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."